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SECURITI 08032589 SION
......gton, D.C. 20549

SEC Mail Processing Section
AUG 28 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue – 22nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Whi Kim (212) 661-8686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I Young Whi Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES Capital Corporation, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JARED M. KURTZER
Notary Public, State of New York
No. 01KU6094699
Qualified in Nassau County
Commission Expires June 23, 2011

8/27/08

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATES
CAPITAL
CORPORATION
Government
& Tax Exempt
Securities

* *

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

* *

100 Park Avenue
New York, NY 10017
Tel: 212-661-8686
Fax: 212-370-0153

GATES Capital Corporation
Statement of Financial Condition
June 30, 2008

Assets	
Cash	$ 208,661
Deposit with clearing broker	100,000
Receivable from broker-dealer and clearing organization	517,262
Remarketing fees receivable	82,690
Securities owned, at market value	1,529,710
Interest receivable	20,917
Advances to related parties	113,000
Fixed assets, net	19,992
Other assets	155,631
Total assets	**$ 2,747,863**
Liabilities and Stockholders' Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 46,020
Accrued expenses and other liabilities	724,820
Deferred remarketing fees	193,403
Income taxes payable	119,246
Deferred tax liability	3,900
Total liabilities	1,087,389
Stockholders' equity	
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued	5,000
Additional paid-in capital	1,251,082
Retained earnings	713,819
	1,969,901
Less: Stock subscriptions receivable	(201,974)
Treasury stock at cost, 250 shares	(107,453)
Total stockholders' equity	1,660,474
Total liabilities and stockholders' equity	**$ 2,747,863**

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

GATES Capital Corporation (the "Company") was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company specializes in buying, selling, underwriting and remarketing municipal securities.

2. Summary of Significant Accounting Policies

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are carried at market value.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents
From time to time the Company has highly liquid investments with original maturities of three months or less when purchased, which are deemed to be cash equivalents.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 333,763	$ 46,020
Quasi-government agencies	5,514	-
Obligations of U.S. government	998,610	-
Non-convertible debt securities	29,518	-
Certificates of deposit	162,305	-
	$ 1,529,710	$ 46,020

4. Advances to Related Parties

As of June 30, 2008, advances to related parties consist of two loans, one to an officer/stockholder and the other to an employee as follows:

	Principal	Interest Rate	Maturity Date
Officer/stockholder	$ 109,000	0%	**June 30, 2009**
Employee	4,000	5.0%	**July 31, 2008**
	$ 113,000		

The borrowing by the officer/stockholder is secured by the officer/stockholder's investment in the Company. In the event the borrower resigns or is terminated, the unpaid principal balance and interest become due immediately. The borrowing by the employee is evidenced by a promissory note and interest is payable annually in arrears.

5. Fixed Assets, Net

A summary of fixed assets is as follows:

	Amount
Office and computer equipment	$ 365,710
Furniture and fixtures	23,879
	389,589
Accumulated depreciation	(369,597)
	$ 19,992

6. Stock Subscriptions Receivable

As of June 30, 2008, stock subscriptions receivable consist of notes issued by five employees/stockholders for the purchase of the Company's stock from treasury. Payments of principal are to be made periodically in the amount of 25% of any cash bonus, dividend or remuneration other than salary or reimbursement of expenses. The remaining balance, if any, is due at various dates through June 30, 2012. Interest on these notes is at prime, which was 5.0% per annum at June 30, 2008, and is payable annually in arrears. In the event that a subscriber resigns, is terminated from employment or ceases to be a stockholder of the Company, the unpaid principal balance and interest become due immediately.

7. Clearance Agreement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing organization. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing organization provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (5.87% per annum at June 30, 2008). At June 30, 2008, the Company had a balance of $517,262 due from the clearing organization.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2008, the Company had net capital, as defined, of $1,255,419, which exceeded the required minimum net capital of $100,000 by $1,155,419. Aggregate indebtedness at June 30, 2008 totaled $1,037,469. The ratio of aggregate indebtedness to net capital was 0.83 to 1.

9. Leases

On July 31, 2007, the Company entered into a one year lease which commenced on October 1, 2007, for its office space in Manhattan.

Future minimum rental payments under this lease, which terminates on September 30, 2008, are $53,162.

In addition, the Company is obligated under a noncancellable operating lease for office space in New Jersey which provides for payments of specific amounts subject to escalation based on certain operating costs.

Future minimum payments under this lease, which expires on March 31, 2009 are $9,958.

10. Leased Employees

The Company entered into an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company through a leased employee arrangement, whereby the former employees of the Company became employees of ADP TotalSource and are leased back to the Company for a fee.

11. Income Taxes

In the current year, the Company utilized its remaining net operating loss carryforward in the approximate amount of $189,000.

A deferred tax liability has been established to account for the temporary differences arising from the excess of depreciation for tax purposes over the amount for financial reporting purposes.

At June 30, 2008, the deferred tax liability is $3,900.

12. Off-Balance-Sheet Risk and Concentration of Credit Risk

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company's trading activities also includes the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. At June 30, 2008, the total of open contractual commitments, at contracted amounts, was $-0-.

The Company has cash at a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

* *

The Company's Statement of Financial Condition as of June 30, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GATES Capital Corporation

We have audited the accompanying statement of financial condition of GATES Capital Corporation as of June 30, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of GATES Capital Corporation as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
August 25, 2008

END